Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying ‘Statement of Unaudited Consolidated Financial Results for the quarter and nine months ended December 31, 2023’ (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associate and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Formulations Limited
5.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6.	Dr. Reddy's Laboratories SA
7.	Idea2Enterprises (India) Private Limited
8.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)
9.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10.	Svaas Wellness Limited
11.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP Chartered Accountants

12.	Aurigene Pharmaceutical Services Limited
13.	beta Institut gemeinnützige GmbH
14.	betapharm Arzneimittel GmbH
15.	Chirotech Technology Limited (Under the process of liquidation)
16.	DRL Impex Limited
17.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy's Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy's Laboratories Japan KK
24.	Dr. Reddy’s Laboratories Kazakhstan LLP
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy's Laboratories Louisiana LLC
27.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28.	Dr. Reddy’s Laboratories New York, LLC
29.	Dr. Reddy's Laboratories Philippines Inc.
30.	Dr. Reddy’s Laboratories (Proprietary) Limited
31.	Dr. Reddy's Laboratories Romania S.R.L.
32.	Dr. Reddy's Laboratories SAS
33.	Dr. Reddy's Laboratories Taiwan Limited
34.	Dr. Reddy's Laboratories (Thailand) Limited
35.	Dr. Reddy’s Laboratories (UK) Limited
36.	Dr. Reddy’s New Zealand Limited
37.	Dr. Reddy's Research and Development B.V.
38.	Dr. Reddy’s Srl
39.	Dr. Reddy's Venezuela, C.A.
40.	Dr. Reddy’s Laboratories LLC
41.	Lacock Holdings Limited
42.	Promius Pharma LLC
43.	Reddy Holding GmbH
44.	Reddy Netherlands B.V.
45.	Reddy Pharma Iberia SAU
46.	Reddy Pharma Italia S.R.L
47.	Reddy Pharma SAS
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited (From 25 September 2023)

Associate

1.	O2 Renewable Energy IX Private Limited (From November 10, 2023)

Joint ventures

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities

1.	Cheminor Employees Welfare Trust
2.	Dr. Reddy's Employees ESOS Trust
3.	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 24213271BKEKYN6989
Place: Visakhapatnam
Date: January 30, 2024

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

 DR. REDDY'S LABORATORIES LIMITED

 STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2023

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022	31.03.2023
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	69,647	67,348	66,353	203,138	176,165	234,595
	b) License fees and service income	2,501	1,454	1,346	5,196	6,745	11,284
	c) Other operating income	220	224	199	639	635	818
	Total revenue from operations	72,368	69,026	67,898	208,973	183,545	246,697
2	Other income	2,162	3,150	587	6,984	9,170	10,555
3	Total income (1 + 2)	74,530	72,176	68,485	215,957	192,715	257,252
4	Expenses
	a) Cost of materials consumed	11,412	9,559	12,891	33,939	31,470	42,198
	b) Purchase of stock-in-trade	12,083	11,378	9,160	32,232	26,004	33,670
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,735)	(907)	(2,037)	(5,005)	123	709
	d) Employee benefits expense	12,764	12,803	11,732	37,464	33,706	46,466
	e) Depreciation and amortisation expense	3,735	3,755	3,237	11,023	9,347	12,502
	f) Impairment of non-current assets	110	55	134	176	159	699
	g) Finance costs	394	353	418	1,118	1,074	1,428
	h) Selling and other expenses	17,503	16,055	16,633	49,164	43,933	59,465
	Total expenses	56,266	53,051	52,168	160,111	145,816	197,137
5	Profit before tax and before share of equity accounted investees(3 - 4)	18,264	19,125	16,317	55,846	46,899	60,115

6	Share of profit of equity accounted investees, net of tax	27	42	60	112	294	370
7	Profit before tax (5+6)	18,291	19,167	16,377	55,958	47,193	60,485
8	Tax expense/(benefit):
	a) Current tax	3,538	5,901	3,096	16,636	3,865	8,144
	b) Deferred tax	944	(1,556)	842	(3,359)	7,857	7,268
9	Net profit after taxes and share of profit of associates (7 - 8)	13,809	14,822	12,439	42,681	35,471	45,073
10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	132	(222)	(69)	16	(743)	(660)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	(31)	-	(31)	(43)
	b) (i) Items that will be reclassified subsequently to profit or loss	782	(1,113)	2,404	(184)	(920)	276
	(ii) Income tax relating to items that will be reclassified to profit or loss	78	201	(600)	69	648	306
	Total other comprehensive income	992	(1,134)	1,704	(99)	(1,046)	(121)
11	Total comprehensive income (9 + 10)	14,801	13,688	14,143	42,582	34,425	44,952
12	Paid-up equity share capital (face value Rs. 5/- each)	834	834	833	834	833	833
13	Other equity						232,028
14	Earnings per equity share (face value Rs. 5/- each)
	Basic	82.94	89.09	74.91	256.57	213.68	271.47
	Diluted	82.81	88.91	74.76	256.08	213.23	270.90
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022	31.03.2023
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,580	9,625	10,304	29,570	26,797	37,195
	b) Global Generics	63,124	61,130	59,276	184,384	159,656	213,953
	c) Others	1,215	683	702	2,491	2,195	3,126
	Total	74,919	71,438	70,282	216,445	188,648	254,274
	Less: Inter-segment revenue	2,551	2,412	2,384	7,472	5,103	7,577
	Total revenue from operations	72,368	69,026	67,898	208,973	183,545	246,697
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,307	1,260	1,413	4,580	2,763	4,733
	b) Global Generics	39,077	38,872	38,254	116,335	99,221	132,719
	c) Others	823	242	430	1,221	1,374	1,909
	Total	42,207	40,374	40,097	122,136	103,358	139,361
	Less: Selling and other un-allocable expenditure/(income), net	23,916	21,207	23,721	66,178	56,166	78,876
	Total profit before tax	18,291	19,167	16,377	55,958	47,193	60,485

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 30 January 2024. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	License fee and service income for the year ended 31 March 2023 includes: a. Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited; b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; and c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited. The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

3	“Other income” for the nine months ended 31 December 2023 includes Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

4	“Other income” for quarter ended 30 September 2023 includes Rs.984 million recognised pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertains to the Company's Global Generics segment.

5	“Other income” for the year ended 31 March 2023 includes an amount of Rs.5,638 million (U.S.$71.39 discounted to present value), recognised in June 2022 towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.

6	During the quarter and nine months ended 31 December 2023 , an amount of Rs.1,148 million and Rs.3,422 million, respectively and during quarter and nine months ended 31 December 2022, an amount of Rs.435 million and Rs.2,806 million, respectively, representing government grants has been accounted as a reduction from Cost of materials consumed.

7	Included in “Selling and other expenses” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets recognised in December 2022, pursuant to agreement with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

8	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the nine months ended 31 December 2023 and year ended 31 March 2023.

DR. REDDY'S LABORATORIES LIMITED

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	30 January 2024	Co-Chairman & Managing Director